Report to Shareholders, 2008

During 2007 Nevsun Resources progressed the Bisha project in Eritrea from the 2006 feasibility study and social and environmental impact assessment, through detailed reviews with the Government of Eritrea, to the final negotiation of a Mining Agreement and Stabilization Agreement for the development of the Bisha Mine. These agreements were concluded in December 2007 and a mining license was subsequently awarded in January 2008.

For the first eight months of the year, Nevsun continued the Tabakoto Mine operations in Mali. The mine ran at a loss for the period, was placed under care and maintenance in September 2007.  A sale process was initiated and in March 2008 the Company entered into an agreement to sell its Mali assets for $20 million plus a 1% net smelter royalty; closing scheduled in May 2008.

In September 2007 the Company announced the sale of its Kubi property in Ghana to PMI Gold Corporation (PMV-TSXV) for 9 million shares of PMI on closing plus US$3m cash or shares equivalent six months from closing. The US$3m or shares equivalent becomes due in April 2008.

The 2006 feasibility study for the Company’s world-class Bisha project in Eritrea outlined a robust 10 year life mining project with years 1 and 2 of production being focused on the surface gold in oxide zone, with years 3 to 5 focused on producing a copper concentrate from copper rich sulphide supergene, and with the remaining open pit life producing zinc and copper concentrates from primary sulphide. The feasibility study determined an initial capital cost of US$196 million to provide the crusher, mill and mine infrastructure for a capacity of 2 M tonnes per year. The capital and operating costs will be updated by Senet Engineering, the selected preferred EPCM contractor for the Bisha project as part of the preparation for project debt financing for the Bisha Mine.

The Eritrean Government continues to provide strong support for the Bisha Project as part of its development of a new mining industry in Eritrea. This strong support was re-emphasized in October 2007 with the purchase of a 30% contributing equity interest in the Bisha Mining Share Company (BMSC) by the Eritrean National Mining Corporation (ENAMCO), the government vehicle for holding its ownership in developing mining projects. The 30% contributing interest is in addition to the government’s 10% free carried interest (also held through ENAMCO). The Company retains a 60% contributing equity interest in BMSC. The final payment for the 30% purchase is due at the time of the first gold shipment from Bisha (expected during 2010) and will be based on 30% of the IRR of the project as determined by an independent third party using industry consensus metal prices and discount rates appropriate at that time. By year end 2007 ENAMCO had already arranged a banking line of credit to fully fund its likely equity contribution for the construction of the Bisha Mine.

Following the period under review, in February 2008, the Bisha project long lead items (the SAG and ball mills) were ordered by BMSC from Polysius AG, a division of ThyssenKrupp Engineering. The mills are due to be delivered and installed by December 2009. At this time the Company is well funded to continue its cash contribution to the building of the Bisha Mine while debt financing is arranged.

On behalf of Nevsun and the Board of Directors, we would like to thank you for your commitment to the growth and future prosperity of the company.

“John A. Clarke”

John A. Clarke

President and CEO

Nevsun Resources Ltd.